Exhibit 21.1

    We currently conduct our operations through subsidiaries.  The names and ownership structure of our subsidiaries is set forth in the below chart.

Name	Jurisdiction of Incorporation or Organization	Ownership Percentage

Minera Metalin S.A. de C.V.	Mexico	100% by Metalline

Contratistas de Sierra Mojada S.A. de C.V.	Mexico	100% by Metalline

Metalline, Inc.	Colorado, USA	100% by Metalline

Dome Ventures Corporation (“Dome”)	Delaware, USA	100% by Metalline

Dome Asia Inc.	British Virgin Islands	100% by Dome

Dome International Global Inc.	British Virgin Islands	100% by Dome

Dome Minerals Nigeria Limited	Nigeria	99.99% by Dome International Global Inc.

Dome Ventures SARL Gabon	Gabon	100% by Dome International Global, Inc.